UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                          (Amendment No. _______)*


                           AremisSoft Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 040026106
                                 ---------
                               (CUSIP Number)

                            Raymond W. Zehr, Jr.
                             CRP Holdings, LLC
                           60 South Sixth Street
                                 Suite 3880
                           Minneapolis, MN 55402
                               (612) 661-3880

                              With a copy to:

                           Stephen Fraidin, P.C.
                   Fried Frank Harris Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000
-------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                                June 5, 2001
             -------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040026106                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carl R. Pohlad Revocable Trust No. 2 created U/A dated May 28, 1993, as amended

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,568,030

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,568,030

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    1,568,030

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.0%

14  TYPE OF REPORTING PERSONS (See Instructions)

CUSIP No. 040026106                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    James O. Pohlad

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           230,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         230,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    230,000

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6%

14  TYPE OF REPORTING PERSONS (See Instructions)

    IN

CUSIP No. 040026106                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert C. Pohlad

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           230,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         230,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    230,000

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6%

14  TYPE OF REPORTING PERSONS (See Instructions)

    IN

CUSIP No. 040026106                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William M. Pohlad

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           230,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         230,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    230,000

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6%

14  TYPE OF REPORTING PERSONS (See Instructions)

    IN

CUSIP No. 040026106                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Raymond W. Zehr, Jr.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    OO

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           100,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         100,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    100,000

12  CHECK  IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.3%

14  TYPE OF REPORTING PERSONS (See Instructions)

    IN

CUSIP No. 040026106                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Donald E. Benson

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           100,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         100,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    100,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.3%

14  TYPE OF REPORTING PERSONS (See Instructions)

    IN

                                SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.


     This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of AremisSoft Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 216 Haddon Avenue, Suite 607, Westmont, New Jersey 08108.

ITEM 2.    IDENTITY AND BACKGROUND.


          (a)-(f).

          This Statement is being filed by the Carl R. Pohlad Revocable Trust No. 2 created U/A dated May 28, 1993, as amended (the "Carl Pohlad Trust"), James O. Pohlad, Robert C. Pohlad, William M. Pohlad, Raymond W. Zehr, Jr. and Donald E. Benson (collectively, the "Reporting Persons").

          Carl R. Pohlad is the sole trustee and the sole beneficiary of the Carl Pohlad Trust. Carl R. Pohlad's principal occupation is as President and Director of Marquette Bancshares, Inc., a bank holding company which is located at 60 South Sixth Street, Suite 3800, Minneapolis, MN 55402. James O. Pohlad's principal occupation is as Executive Vice President and Director of Marquette Bancshares, Inc. Robert C. Pohlad is Vice Chairman and Chief Executive Officer of PepsiAmericas, Inc. (formerly Whitman Corporation), a Pepsi-Cola bottling company, which is located at 60 South Sixth Street, Suite 3880, Minneapolis, MN 55402. William M. Pohlad is principally employed as the President and Chief Executive Officer of the River Road Entertainment, LLC, a media production company located at 60 South Sixth Street, Suite 4050, Minneapolis, MN 55402. Raymond W. Zehr, Jr. is principally employed as Chief Investment Manager of CRP Holdings, LLC, a management company located at 60 South Sixth Street, Suite 3880, Minneapolis, MN 55402. Donald E. Benson is principally employed as Executive Vice President and Director of Marquette Bancshares, Inc.


          The business address of each of the Reporting Persons is 60 South Sixth Street, Suite 3880, Minneapolis, MN 55402.

          The Carl Pohlad Trust is a trust organized under the laws of Minnesota. Each of the other Reporting Persons is a citizen of the United States.

          During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Each of the Reporting Persons paid the amount set forth next to its name below for the shares it purchased.

          Carl Pohlad Trust                           $20,480,350
          James O. Pohlad                            $  3,279,862
          Robert C. Pohlad                           $  3,279,862
          William M. Pohlad                          $  3,279,862
          Raymond W. Zehr, Jr.                       $  1,422,680
          Donald E. Benson                           $  1,422,680

The shares acquired by the Carl Pohlad Trust and by Messrs. James O. Pohlad, Robert C. Pohlad and William M. Pohlad were acquired using their personal funds and broker loans. Each of Messrs. Raymond W. Zehr, Jr. and Donald E. Benson acquired his shares using funds from an unsecured loan of $700,000 to him from the Carl Pohlad Trust. The balance of Messrs. Zehr Jr.'s and Benson's purchase price was provided through broker loans.

          Each Reporting Person acquired the shares of Common Stock in its brokerage margin account at Credit Suisse First Boston. Attached as Exhibit B is a form of Customer Agreement with Credit Suisse First Boston (f/k/a Donaldson, Lufkin & Jenrette).

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons consummated the transactions described herein for investment purposes. The Reporting Persons intend to review their position in the Issuer from time to time. Depending upon future evaluations of the business prospects of the Issuer and upon other developments (including, but not limited to, general economic and business conditions, stock market conditions and the Reporting Persons' liquidity needs), the Reporting Persons may retain or seek to increase their holdings of Common Stock or dispose of all or a portion of their holdings of Common Stock.

          Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D; however the Reporting Persons may develop or consider such plans or proposals in the future.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) The percentages set forth in this Item 5 are based on the Form 10-Q filed by the Issuer on May 15, 2001 which stated that as of April 25, 2001, there were 39,275,611 shares of Common Stock outstanding. Each of the Reporting Persons has the sole power to vote and dispose of all shares of Common Stock they beneficially own. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other Reporting Person.

               (i) The Carl Pohlad Trust beneficially owns 1,568,030 shares of Common Stock representing 4.0% of the outstanding Common Stock.

               (ii) James O. Pohlad beneficially owns 230,000 shares of
                    Common Stock representing 0.6% of the outstanding Common Stock.

               (iii) Robert C. Pohlad beneficially owns 230,000 shares of
                    Common Stock representing 0.6% of the outstanding Common Stock.

               (iv) William M. Pohlad beneficially owns 230,000 shares of
                    Common Stock representing 0.6% of the outstanding Common Stock.

               (v) Raymond W. Zehr, Jr. beneficially owns 100,000 shares of Common Stock representing 0.3% of the outstanding Common Stock.

               (vi) Donald E. Benson beneficially owns 100,000 shares of
                    Common Stock representing 0.3% of the outstanding Common Stock.

               (vii) If the Reporting Persons are deemed a "group", they
                    would hold, in the aggregate, 2,458,030 shares of Common Stock representing 6.3% of the outstanding Common Stock.

          (c) The Reporting Persons have made the following transactions in the last 60 days. All transactions were effected on the Nasdaq National Market.

Carl Pohlad Trust
-----------------
     Date        Number of Shares       Price Per Share (excluding commissions)
     ----        ----------------       ---------------------------------------
     May 14              50,000                    $18.40
     May 18              75,000                    $12.06
     May 21              43,900                    $14.12
     May 22              33,330                    $13.75
     May 23              44,600                    $13.47
     May 25              10,000                    $14.35
     May 29              68,700                    $14.94
     May 30              17,500                    $14.13
     May 31             125,000                    $12.45
     June 4             100,000                    $12.91
     June 5           1,000,000                    $12.71

James O. Pohlad
---------------
     Date        Number of Shares       Price Per Share (excluding commissions)
     ----        ----------------       ---------------------------------------
     May 14           50,000                       $18.40
     May 18           75,000                       $12.06
     May 21           50,000                       $14.12
     May 22           30,000                       $13.75
     May 23           25,000                       $13.47

Robert C. Pohlad
----------------
     Date        Number of Shares       Price Per Share (excluding commissions)
     ----        ----------------       ---------------------------------------
     May 14           50,000                       $18.40
     May 18           75,000                       $12.06
     May 21           50,000                       $14.12
     May 22           30,000                       $13.75
     May 23           25,000                       $13.47

William M. Pohlad
-----------------
     Date        Number of Shares       Price Per Share (excluding commissions)
     ----        ----------------       ---------------------------------------
     May 14           50,000                       $18.40
     May 18           75,000                       $12.06
     May 21           50,000                       $14.12
     May 22           30,000                       $13.75
     May 23           25,000                       $13.47

Raymond W. Zehr, Jr.
--------------------
     Date        Number of Shares       Price Per Share (excluding commissions)
     ----        ----------------       ---------------------------------------
     May 15           50,000                       $16.39
     May 18           50,000                       $12.06

Donald E. Benson
----------------
     Date        Number of Shares       Price Per Share (excluding commissions)
     ----        ----------------       ---------------------------------------
     May 15           50,000                       $16.39
     May 18           50,000                       $12.06

          (d)       Not applicable.

          (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Raymond W. Zehr, Jr. and Donald E. Benson each received unsecured $700,000 loans from the Carl Pohlad Trust. Messrs. Zehr, Jr. and Benson used the proceeds of these loans for the purchase of shares of Common Stock of the Issuer. Copies of the promissory notes are attached as Exhibit 3 and are incorporated herein by reference. Additionally, as described in Item 3 above, the shares of Common Stock held by the Reporting Persons are held in brokerage margin accounts.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.                Description
          -----------                -----------
            1.             Joint Filing Agreement
            2.             Form of Customer Agreement with Credit Suisse
                             First Boston (f/k/a Donaldson, Lufkin & Jenrette)
            3.             Promissory Notes from Raymond W. Zehr, Jr. and
                             Donald E. Benson to the Carl Pohlad Trust

                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2001

                             CARL R. POHLAD REVOCABLE TRUST NO. 2 CREATED
                             U/A DATED 5/28/93, AS AMENDED

                             By:   /s/ Carl R. Pohlad
                                -----------------------------------------------
                             Name:      Carl R. Pohlad
                             Title:     Trustee


                             JAMES O. POHLAD

                             By:   /s/ James O. Pohlad
                                -----------------------------------------------
                             Name:      James O. Pohlad


                             ROBERT C. POHLAD

                             By:   /s/ Robert C. Pohlad
                                -----------------------------------------------
                             Name:      Robert C. Pohlad


                             WILLIAM M. POHLAD

                             By:   /s/ William M. Pohlad
                                -----------------------------------------------
                             Name:      William M. Pohlad


                             RAYMOND W. ZEHR, JR.

                             By:   /s/ Raymond W. Zehr, Jr.
                                 ------------------------- --------------------
                             Name:      Raymond W. Zehr, Jr.


                             DONALD E. BENSON

                             By:   /s/ Donald E. Benson
                                -----------------------------------------------
                             Name:      Donald E. Benson